Exhibit 99.1

March 20, 2026

Dear Chemomab Therapeutics Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Chemomab Therapeutics Ltd. (the “Company”), to be held on April 28, 2026, at 4.30 p.m. (Israel time), at Meitar | Law Offices, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

The Company’s notice of the Meeting, as published on March 20, 2026, and the proxy statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the proposals listed in the notice.

Only shareholders of record at the close of business on March 19, 2026 are entitled to notice of and to vote at the Meeting or any postponement or adjournment thereof.

We look forward to greeting personally those shareholders who are able to be present at the Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each holder’s bank or broker on behalf of the Bank of New York Mellon, the depositary of the ADSs, and the voting instruction cards will enable them to instruct the Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Dr. Nissim Darvish
Chairperson of the Board of Directors

Chemomab Therapeutics Ltd.
10 Habarzel Street, Building C, 10th Floor, Tel-Aviv, Israel

Notice of Annual General Meeting of Shareholders

To be Held on April 28, 2026

Dear Chemomab Therapeutics Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of shareholders (the “Meeting”) of Chemomab Therapeutics Ltd. (the “Company”), to be held on April 28, 2026, at 4.30 p.m. (Israel time), at Meitar | Law Offices, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

The following matters are on the agenda for the Meeting:

(1)
To re-elect each of Mr. Neil Cohen and Dr. Claude Nicaise as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association (the “Articles”) or the Israeli Companies Law, 5759-1999 (the “Companies Law”);

(2)	To approve the compensation policy for office holders and directors;

(3)	To approve an increase of the Company’s authorized share capital and to amend the Company’s Articles accordingly; and

(4)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2025.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on March 19, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

We look forward to greeting personally those shareholders who are able to be present at the Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares, each representing eighty (80) ordinary shares of no par value (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each holder’s bank or broker on behalf of the Bank of New York Mellon, the depositary of the ADSs, and the voting instruction cards will enable them to instruct the Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

Our Board of Directors unanimously recommends that you vote “FOR” each of the above Proposals, which are described in the accompanying proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the ADSs constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ADSs) will constitute a quorum.

Section 66(b) of the Companies Law and the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, as amended, allow shareholders who hold at least 5% of our outstanding voting power to submit a request to include a proposal on the agenda of a general meeting of our shareholders to: (i) add a new candidate for election to our Board or (ii) to remove a currently serving member of our Board. Any such request made by an eligible shareholder must be received by us no later than March 27, 2026. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website https://investors.chemomab.com/ or at our headquarters at 10 Habarzel Street, Building C, 10th Floor, Tel Aviv, Israel, upon prior notice and during regular working hours (telephone number: +972-77-331-0156) until the date of the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the Proposals.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of Proposal No. 2, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of Proposal No. 2 (each, an “Interested Shareholder”); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against Proposal No. 2 does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, as a company whose shares are listed on an exchange outside Israel, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2), please notify Sigal Fattal by email (sigal.fattal@chemomab.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that other than each of our office holders (as defined in the Companies Law) and their relatives, none of our shareholders should have a personal interest in Proposal No. 2 and be deemed an Interested Shareholder with respect thereto.

In connection with Proposal No. 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the compensation committee and Board override the shareholders’ decision to oppose Proposal No. 2.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. (EDT) on April 27, 2026 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors

/s/ Dr. Nissim Darvish
Chairperson of the Board of Directors

March 20, 2026
ii

Chemomab Therapeutics Ltd.
Kiryat Atidim, Building 7, Tel-Aviv, Israel

Proxy Statement
______________

Annual General Meeting of Shareholders

To Be Held on April 28, 2026

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Chemomab Therapeutics Ltd. (the “Company” or “Chemomab”) to be voted at the 2026 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on April 28, 2026, at 4:30 p.m. (Israel time), at Meitar | Law Offices, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

This proxy statement, the attached notice of annual general meeting of shareholders and the enclosed proxy card or voting instruction form, as applicable, are being made available to holders of the Company’s American Depositary Shares (“ADSs”), each representing eighty (80) ordinary shares of no par value (“Ordinary Shares”), on March 20, 2026.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on March 19, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ADSs so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)
To re-elect each of Mr. Neil Cohen and Dr. Claude Nicaise as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association (the “Articles”) or the Israeli Companies Law, 5759-1999 (the “Companies Law”);

(2)	To approve the compensation policy for office holders and directors;

(3)	To approve an increase of the Company’s authorized share capital and to amend the Company’s Articles accordingly; and

(4)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2025.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendations

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On March 19, 2026, we had a total of 7,200,387 ADSs issued and outstanding (one ADS represents 80 Ordinary Shares). Each ADS outstanding as of the close of business on March 19, 2026, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, voting power representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ADSs) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Ordinary Shares for a beneficial owner attends the shareholder meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Ordinary Shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ADSs through a bank or broker to instruct its bank or broker how to vote its Ordinary Shares, if the shareholder wants its ADSs to count for the Proposals set forth in this proxy statement.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals set forth in this proxy statement.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of Proposal No. 2, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of Proposal No. 2 (each, an “Interested Shareholder”); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against Proposal No. 2 does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, as a company whose shares are listed on an exchange outside Israel, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2), please notify Sigal Fattal by email (sigal.fattal@chemomab.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that other than each of our office holders (as defined in the Companies Law) and their relatives, none of our shareholders should have a personal interest in Proposal No. 2 and be deemed an Interested Shareholder with respect thereto.

In connection with Proposal No. 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the compensation committee and Board override the shareholders’ decision to oppose Proposal No. 2.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ADSs that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary Shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the ADSs, the Depositary shall endeavor (to the extent practicable and in accordance with applicable law and the Articles) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from a holder of ADSs on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the ADSs.

How are My Votes Cast when I Sign and Return a Voting Instruction Card or Proxy Card?

When you sign and submit a voting instruction card, you instruct your broker (or nominee that holds your ADSs of record) to vote your ADSs in a certain manner. When you sign a proxy card, you appoint Sigal Fattal, our Chief Financial Officer, as your representative at the Meeting. Your broker (or other nominee), in the case of ADSs held in street name, or Ms. Fattal, in the case of ADSs held by record shareholders, will ensure that your ADSs are voted at the Meeting as you have instructed them on the voting instruction card or proxy card (as applicable). Each of such persons may appoint a substitute for him or herself.

Even if you plan to attend the Meeting, it is a good idea to complete, sign and return your voting instruction card or proxy card in advance of the Meeting in case your plans change. This way, your ADSs will be voted by you whether or not you actually attend the Meeting.

May I Revoke My Proxy?

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, ADSs represented by the proxy will be voted in favor of the matter to be presented to the Meeting, as described above.

What if I Receive More than One Proxy Card?

You may receive more than one proxy card or voting instruction form if you hold ADSs in more than one account, which may be in registered form or held in street name. Please vote in the manner described under “How Do I Vote?” for each account to ensure that all of your ADSs are voted.

What if I do not Vote for the Matters Listed on My Proxy Card?

On all matters considered at the Meeting, abstentions of a holder of ADSs will be treated as neither a vote “for” nor a vote “against” the matter, although they will be counted in determining if a quorum is present.

Will My ADSs be Voted if I do not Return My Proxy Card and do not Attend the Annual General Meeting?

If your Shares are registered in your name or if you have share certificates, they will not be voted if you do not return your proxy card by mail or vote at the meeting as described above under “How Do I Vote?”.

If your ADSs are held in street name and you do not provide voting instructions to the bank, broker or other nominee that holds your ADSs as described above under “How Do I Vote?,” the bank, broker or other nominee has the authority to vote your Shares on certain routine matters scheduled to come before the meeting even if it does not receive instructions from you. See “What are “broker non-votes” and what effect do they have on the proposals?” We encourage you to provide voting instructions. This ensures your Shares will be voted at the meeting in the manner you desire.

Is Voting Confidential?

Yes. Only the inspector of elections and our employees who have been assigned the responsibility for overseeing the legal aspects of the Meeting will have access to your proxy card. The inspector of elections will tabulate and certify the vote. Any comments written on the proxy card will remain confidential unless you ask that your name be disclosed.

What are the Costs of Soliciting these Proxies?

We will pay all of the costs of soliciting these proxies. Our officers, directors and employees may solicit proxies in person or by telephone, fax or email. We will pay these employees and directors no additional compensation for these services. We will ask banks, brokers and other institutions, nominees and fiduciaries to forward these proxy materials to their principals and to obtain authority to execute proxies. We will then reimburse them for their expenses.

Could other Matters be Decided at the Meeting?

We do not know of any other matters that will be considered at the Meeting. If any other matters arise at the Meeting at or by the direction of the Board, the proxies will be voted at the discretion of the proxy holders.

What Happens if the Meeting is Postponed or Adjourned?

Your proxy will still be valid and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

Where can I find the voting results of the Meeting?

We will announce the results for the proposals voted upon at the Meeting in a Current Report on Form 6-K following the Meeting.

Where can I find additional copies of this proxy statement?

Copies of this proxy statement are available on our website at https://www.chemomab.com/, under the Investor Relations tab (click on the “Investor Relations” link), and on the SEC website, www.sec.gov.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The beneficial ownership of Ordinary Shares is determined in accordance with the SEC rules and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 19, 2026, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 7,200,387 ADSs outstanding as of March 19, 2026.

NAME OF BENEFICIAL OWNER	Total Beneficial Ownership (ADSs)	Percentage of ADSs Beneficially Owned

Erik Otto (1)	385,000	5.3%
Directors and Executive Officers
Adi Mor (2)	262,882	3.6%
Sigal Fattal (3)	47,494	*
John Lawler (4)	31,640	*
Neil Cohen (5)	48,208	*
Nissim Darvish (6)	18,442	*
Alan Moses (7)	12,731	*
Claude Nicaise (8)	12,731	*
Jill Quigley (9)	7,657	*
All current executive officers and directors as a group (8 persons)	441,785	5.9%

* Less than one percent (1%)

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during fiscal year ended December 31, 2025, by our executive officers see Part I, Item 6 “Directors, Senior Management and Employees” of our Annual Report on Form 20-F for the year ended December 31, 2025, which we will file with the SEC following the date hereof (the “Annual Report”), a copy of which is available on our website at https://investors.chemomab.com/sec-filings.

CORPORATE GOVERNANCE

Overall Role of the Board and Board Leadership Structure

Under the Companies Law, our Board is responsible for setting our general policies and supervising the performance of management. Our Board may exercise all powers and may take all actions that are not specifically granted by the Companies Law or our Articles to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board.

Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors of such public company, and the chairperson of the board of directors of a public company, or a relative of the chairperson, may not be vested with authorities of the chief executive officer of such public company without obtaining shareholder approval pursuant to special majority requirements set forth in the Companies Law. Our current chairperson of the Board, Dr. Nissim Darvish, assumed such role on June 1, 2023. If Dr. Darvish is re-elected at the Meeting, he will continue to hold such role following the Meeting.

Our Board is currently composed of six (6) members and consists of three classes of directors, each serving staggered three-year terms. Upon expiration of the term of a class of directors, directors to serve in that class will be elected for a three-year term at the annual general meeting of shareholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Role of the Board in Risk Oversight

Our Board is responsible for overseeing our risk management process. Our Board focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our Board is also apprised by management of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions. The Board’s independent oversight function is further enhanced by the fact that all of the Board’s Committees are composed entirely of independent directors, the directors have complete access to management and the Board and its committees may retain their own respective advisors.

Corporate Governance Guidelines

Our Board strongly supports effective corporate governance and has developed and followed a program of strong corporate governance. Our corporate governance and nominating committee is responsible for overseeing our guidelines and reporting and making recommendations to the Board concerning corporate governance matters. Our guidelines are published on our website at https://investors.chemomab.com/documents and are available in print to any shareholder who requests them from our Corporate Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company).

Director Independence

Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our Board has determined that each of the directors is independent as defined under Nasdaq listing standards, with the exception of Dr. Mor, our Chief Executive Officer and Chief Scientific Officer. Our Board also determined that Nissim Darvish and Neil Cohen, who comprise both the compensation committee and the corporate governance and nominating committee, each satisfy the independence standards for such committees established by the SEC and Nasdaq listing standards, as applicable. With respect to the audit committee, our Board has determined that Jill Quigley, Claude Nicaise and Alan Moses satisfy the independence standards for such committee established by Rule 10A-3 under the Exchange Act, the SEC and Nasdaq listing standards, as applicable, and that Jill Quigley is a financial expert under the rules of the SEC. The Board considered the relationships between such directors and certain of the investors of the Company and determined that such relationships did not affect such directors’ independence under the standards of Nasdaq, or, where applicable, under SEC rules.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that includes provisions ranging from restrictions on gifts to conflicts of interest. All of our employees and directors are bound by this Code of Business Conduct and Ethics. Violations of our Code of Business Conduct and Ethics may be reported to the audit committee. The Code of Business Conduct and Ethics includes provisions applicable to all of our employees, including senior financial officers and members of our Board and is posted on our website (https://investors.chemomab.com/). We intend to post amendments to or waivers from any such Code of Business Conduct and Ethics.

Other Policies

Our insider trading and blackout policy prohibits directors, officers and employees from engaging in transactions in publicly traded options, such as puts and calls, and other derivative securities with respect to our securities. This prohibition extends to any hedging or similar transactions designed to decrease the risks associated with holding our securities.

Board Meetings

The Board meets regularly during the year and holds special meetings and acts by unanimous written consent whenever circumstances require. Independent directors meet at regular executive sessions without management present. During fiscal year 2025, the Board held 8 meetings and conducted certain business by unanimous consent. All of our directors are encouraged to attend the Meeting. Each of our directors attended 100% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which such director served. Directors are expected to attend the Meeting.

Board Committees

Our Board has established the following committees. Each committee operates in accordance with a written charter that sets forth the committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors.

Audit Committee

Under the Companies Law, the Exchange Act and Nasdaq rules, we are required to establish an audit committee, and we have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.

The responsibilities of an audit committee under the Companies Law include identifying and addressing flaws in the business management of the company, reviewing and approving related party transactions, establishing whistleblower procedures, overseeing the company’s internal audit system and the performance of its internal auditor, and assessing the scope of the work and recommending the fees of the company’s independent accounting firm. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and to establish procedures for considering proposed transactions with a controlling shareholder.

In accordance with U.S. law and Nasdaq requirements, our audit committee is also responsible for the appointment, compensation and oversight of the work of our independent auditors and for assisting our Board in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.

Under the Companies Law and related regulations, the audit committee must consist of at least three directors who meet certain independence criteria. Under the Nasdaq rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Each of the members of the audit committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

The members of the audit committee are Claude Nicaise, Jill Quigley, and Alan Moses. Claude Nicaise is the current chairperson of the audit committee, and Jill Quigley is a financial expert under the rules of the SEC. Our Board has concluded that the composition of the audit committee meets the requirements for independence under the rules and regulations of Nasdaq and the SEC. During fiscal year 2025, the audit committee held 5 meetings.

Compensation Committee

Under both the Companies Law and Nasdaq rules, we are required to establish a compensation committee.

The responsibilities of a compensation committee under the Companies Law include recommending to the Board, for ultimate shareholder approval by a special majority, a policy governing the compensation of directors and officers based on specified criteria, reviewing modifications to and implementing such compensation policy from time to time, and approving the actual compensation terms of directors and officers prior to approval by the Board.

In accordance with U.S. law and Nasdaq requirements, our compensation committee is also responsible for the appointment, compensation and oversight of the work of any compensation consultant, independent legal counsel and other advisors retained by the compensation committee.

The Companies Law and related regulations require the appointment of a compensation committee that complies with the requirements of Nasdaq. Under Nasdaq rules, we are required to maintain a compensation committee consisting of at least two independent directors; each of the members of the compensation committee is required to be independent under Nasdaq rules relating to compensation committee members, which are different from the general test for independence of board and committee members.

The members of the compensation committee are Nissim Darvish and Neil Cohen. Nissim Darvish is the chairperson of the compensation committee. Our Board has determined that each member of the compensation committee is independent within the meaning of the independent director guidelines of Nasdaq and under Rule 10C-1 under the Exchange Act. During fiscal year 2025, the compensation committee held 2 meetings and conducted certain business by unanimous consent.

Corporate Governance and Nominating Committee

We have established a corporate governance and nominating committee, responsible for making recommendations to the Board regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Under the Companies Law, nominations for directors may also, under certain circumstances, be made by shareholders in accordance with the conditions prescribed by applicable law and our Articles.

The members of the corporate governance and nominating committee are Neil Cohen and Nissim Darvish. Neil Cohen is the chairperson of the corporate governance and nominating committee. Our Board has determined that each member of the corporate governance and nominating committee is independent within the meaning of the independent director guidelines of Nasdaq. During fiscal year 2025, the corporate governance and nominating committee conducted business by 1 unanimous consent.

Communication with our Board

Shareholders may communicate with the Board by directing their communications in a hard copy (i.e., non-electronic) written form to the attention of one or more members of the Board, or to the Board collectively, at our principal executive offices located at 10 Habarzel Street, Building C, 10th Floor, Tel Aviv, Israel. Any communications received from interested parties in the manner described above will be collected and organized by our Corporate Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company) and will be periodically, but in any event prior to each regularly-scheduled Board meeting, reported and/or delivered to the appropriate director or directors.

For more information regarding our Board, its committees and our corporate governance practices, see Part I, Item 6 “Directors, Senior Management and Employees” of our Annual Report.

PROPOSAL 1

RE-ELECTION OF CLASS II DIRECTORS

Background

Our Board currently has six directors and is divided into three classes each with staggered three-year terms as follows:

•	Class I consists of Dr. Nissim Darvish and Ms. Jill Quigley, each with a term expiring at the 2028 annual meeting of shareholders.

•	Class II consists of Mr. Neil Cohen and Dr. Claude Nicaise, each with a term expiring at the Meeting.

•	Class III consists of Dr. Adi Mor and Dr. Alan Moses, each with a term expiring at the 2027 annual meeting of shareholders.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect Mr. Neil Cohen and Dr. Claude Nicaise, both of whom qualify as an independent director under the listing standards of Nasdaq. Mr. Cohen serves as a member of our compensation committee and corporate governance and nominating committees. Dr. Nicaise serves as the chairman of our audit committee.

If re-elected at the Meeting, each of Mr. Cohen and Dr. Nicaise will serve until the 2029 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles or the Companies Law.

In accordance with the Companies Law, each of Mr. Cohen and Dr. Nicaise has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of the Company, taking into account the size and special needs of the Company.

During 2025, Mr. Neil Cohen attended 100% of our Board and Board committee meetings, as applicable. Dr. Claude Nicaise attended 100% of our Board and 80% of the Board committee, as applicable.

The corporate governance and nominating committee of our Board recommended that each of Mr. Cohen and Dr. Nicaise be re-elected at the Meeting as a Class II director for a term to expire at the 2029 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles or the Companies Law. Our Board unanimously approved this recommendation.

Biographical information concerning Mr. Cohen and Dr. Nicaise is set forth below:

Neil Cohen has served as a member of our Board since April 2020 and served as our interim Chief Executive Officer from October 2020 until the consummation of the Merger. Mr. Cohen has served as the Chairman and Chief Executive Officer of Castel Partners Ltd. since January 2012. In 1994, he co-founded Israel Seed Partners, a leading venture capital firm, and managed the firm until 2019. Mr. Cohen has invested in and served on the boards of directors of many private technology companies, including a large number which were acquired or completed successful initial public offerings, including Compugen (Nasdaq: CGEN), Shopping.com (Nasdaq: SHOP, acquired by EBAY), Broadlight (acquired by Broadcom, Nasdaq: AVGO) and Cyota (acquired by RSA). He is a venture partner at SKY, an Israeli middle-market private equity firm, Hetz Ventures Management Ltd., an early-stage Israeli venture capital fund, and Shavit Capital. Mr. Cohen was previously the Business Editor of The Jerusalem Post and began his career in the private equity group at N M Rothschild & Sons Limited in London. Mr. Cohen received a B.A. and M.A. in Oriental Studies, with first class honors, from Oxford University.

Claude Nicaise, MD has served on our Board since March 16, 2021. Dr. Nicaise is a physician with extensive U.S. and international experience in clinical drug development, strategic management, worldwide regulatory strategy, pharmaceuticals, biotechnology, including clinical cancer research, infectious diseases and neuroscience. Dr. Nicaise is the owner and founder of Clinical Regulatory Services, which provides consulting services to the life science and biotechnology industry in support of all aspects of clinical and regulatory development. Dr Nicaise serves on the board of Cassava Biosciences (NASDAQ: SAVA) since December 2023 and is currently the chairman of the board since September 2024. Since 2015, Dr. Nicaise has served on the board of directors and as the Chairman of the Compensation Committee of Sarepta Therapeutics, Inc. (NASDAQ: SRPT). Dr Nicaise also serve on the board of Gain Therapeutics (NASDAQ: GANX) and Mynoryx Therapeutics (private) since 2017. Prior to that time, from 2008 to 2014, Dr. Nicaise served as the Senior Vice President of Alexion Pharmaceuticals Inc. (NASDAQ: ALXN), and between 1984 and 2008, he held numerous senior management roles at Bristol Myers Squibb (NYSE: BMY). Dr. Nicaise holds an MD and a degree in Internal Medicine, Clinical Oncology, from Brussels University, Belgium.

Proposed Resolution

Shareholders are being asked to adopt the following resolutions:

“RESOLVED, to re-elect Mr. Neil Cohen to serve as a director of the Company to hold office until our 2029 annual general meeting of shareholders or until his successor is duly elected and qualified or until his earlier death, resignation or removal.”

“RESOLVED, to re-elect Dr. Claude Nicaise to serve as a director of the Company to hold office until our 2029 annual general meeting of shareholders or until his successor is duly elected and qualified or until his earlier death, resignation or removal.”

Required Vote

The affirmative vote of the holders of a majority of the shares represented at the Meeting in person or by proxy and voting on the foregoing resolution is required. Each director nominee shall be voted separately.

Board Recommendation

Our Board recommends a vote “FOR” Proposal 1.

PROPOSAL 2

 APPROVAL OF COMPANY’S COMPENSATION POLICY FOR EXECUTIVE OFFICERS
AND DIRECTORS

Background

Pursuant to the Companies Law, a compensation policy must be re-approved (and re-considered) at least once every three years, except in connection with a company’s initial public offering, in which case a company’s compensation policy may remain effective for a period of five years. The current compensation policy was approved by our shareholders, and became effective upon, the closing of our initial public offering on May 12, 2021.

Under the Companies Law, the adoption of the proposed compensation policy requires the approval of the Company’s compensation committee, the Board, and our shareholders, in that order. The shareholders’ approval is further subject to the fulfillment of special voting requirements, as detailed under ‘Vote Required for Approval of Each of the Proposals’ above.

Following a review of the compensation policy by our compensation committee and Board, the compensation committee and Board approved, and recommended that our shareholders approve, the compensation policy in the form attached hereto as Appendix A. In the event the proposed compensation policy is not approved by the shareholders by the required majority, our Board may nonetheless approve the compensation policy, provided that our compensation committee and thereafter our Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in our best interests.

Our proposed compensation policy is designed to promote our objectives, business plan and long-term strategy, to create appropriate incentives to our office holders while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, our proposed compensation policy is intended to incentivize superior individual excellence and to align the interests of our office holders with our long-term performance, and as a result, with those of our shareholders. To that end, a portion of an office holder compensation package is targeted to reflect both our short- and long-term goals, the office holder’s individual performance, as well as measures designed to reduce office holder’s incentive to take excessive risks that may harm us in the long-term.

The proposed compensation policy is substantially identical to our current compensation policy, with only editorial changes, clarifications, and minor adjustments. The primary differences are: (i) the inclusion of a compensatory framework to address office holders that receive commission-based payments; and (ii) the simplification of the clawback provisions, which are now addressed in a separate policy as required by stock exchange rules.

Our compensation committee and Board believe that by approving the proposed compensation policy, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as officers or members of our Board, especially given the high demand for experienced and talented executives in the Israeli market.

The brief overview above is qualified in its entirety by reference to the full text of the proposed compensation policy, as reflected in Appendix A attached hereto.

The Companies Law allows the Board to approve this Proposal No. 2 even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the compensation committee and Board override the shareholders’ decision to oppose this Proposal No. 2.

Proposal

The shareholders are being asked to approve the Company’s Compensation Policy for Executive Officers and Directors for a term to expire upon the three year anniversary of the Meeting, in accordance with our Articles or the Companies Law.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation policy for the Company’s directors and officers, as detailed in the Proxy Statement, dated March 20, 2026.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the Company’s compensation policy for executive officers and directors.

PROPOSAL 3

INCREASE OF THE COMPANY’S AUTHORIZED SHARE CAPITAL AND
AMENDMENT OF ARTICLES OF ASSOCIATION

Background

Under our current Articles, our authorized share capital consists of 4,650,000,000 ordinary shares, no par value. As of March 20, 2026, an aggregate of 576,030,960 ordinary shares or 7,200,387 ADSs were issued and outstanding.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital for the upcoming years, maintain strategic optionality  and  allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in a strategic business combination, public and private offerings to raise additional capital, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements and other bona fide corporate purposes.

Our Board has considered the appropriateness of the increase of the Company’s authorized share capital, by an additional 8,000,000,000 ordinary shares no par value (equal to 100,000,000 ADSs) and has determined that it is in the best interest of the Company and its shareholders.

At the Meeting, shareholders will be asked to approve accordingly an amendment to our Articles to reflect the increase of the Company’s share capital.

The following is the full text of the proposed amendment to Article 5(a) of our Articles increasing our authorized share capital and the number of ordinary shares that we may issue, as adopted by our Board and recommended for adoption by our shareholders at the Meeting (proposed new text is underlined and text proposed to be deleted is struck-through):

“5.          Authorized Share Capital

(a) The authorized share capital of the Company shall consist of 12,650,000,000 Ordinary Shares without par value (the “Shares”).”

Proposed Resolution

The shareholders are being asked to approve the increase of the Company’s authorized share capital by an additional 8,000,000,000  ordinary shares no par value (equal to 100,000,000 ADSs), and to amend the Company’s Articles accordingly to reflect such share capital increase, such that the authorized share capital of the Company will consist immediately after the increase, if approved, of 12,650,000,000 ordinary shares, of no par value.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve an increase of the Company’s authorized share capital by an additional 8,000,000,000 ordinary shares, no par value, and to amend the Company’s Articles of Association accordingly.”

Required Vote

The affirmative vote of the holders of a majority of the shares represented at the Meeting in person or by proxy and voting on the foregoing resolution is required.

Board Recommendation

The Board recommends a vote “FOR” the increase of the authorized share capital of the Company and the amendment of the Articles of the Company.

PROPOSAL 4

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Under the Companies Law and our Articles, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Articles, our Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by our audit committee of the independent auditor’s re-appointment and remuneration is required under the listing rules of Nasdaq. Following the recommendation by our audit committee and Board, it is proposed that Somekh Chaikin, a member of KPMG International (“KPMG”), be reappointed as the independent auditors of the Company for the fiscal year ending December 31, 2026.

Fees Paid to the Independent Registered Public Accounting Firm

The following table sets forth fees billed to us by our independent registered public accounting firm during the fiscal years ended December 31, 2025 and 2024 for (i) services rendered for the audit of our annual financial statements and the review of our quarterly financial statements; (ii) services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and that are not reported as audit fees; (iii) services rendered during the period in connection with tax compliance, tax advice and tax planning; and (iv) all other fees for services rendered.

	Year Ended December 31,
	2025	2024
Audit Fees	226	180
Tax Fees	7	5
Total	233	185

* In USD thousands

Auditor Independence

In 2025, there were no other tax related professional services provided by KPMG.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

Our audit committee has the sole authority to approve the scope of the audit and any audit-related services, as well as all audit fees and terms. The audit committee must pre-approve any audit and non-audit services provided by our independent registered public accounting firm. The audit committee will not approve the engagement of the independent registered public accounting firm to perform any services that the independent registered public accounting firm would be prohibited from providing under applicable laws, rules and regulations, including those of self-regulating organizations. The audit committee will approve permitted non-audit services by our independent registered public accounting firm only if it determines that using a different firm to perform such services will be less efficient or cost-effective. The audit committee reviews and pre-approves the statutory audit fees that can be provided by the independent registered public accounting firm on an annual basis.

Proposed Resolution

Shareholders are being asked to adopt the following resolution:

“RESOLVED, to approve and ratify the re-appointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2026.”

Required Vote

The affirmative vote of the holders of a majority of the shares represented at the Meeting in person or by proxy and voting on the foregoing resolution is required.

Board Recommendation

Our Board recommends a vote “FOR” Proposal 4.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2025. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2025, will be available following the date hereof for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://investors.chemomab.com/.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report will be filed with the SEC following the date hereof, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investor Relations” section of the Company’s website at https://investors.chemomab.com/. Shareholders may obtain a copy of these documents without charge at https://investors.chemomab.com/.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors

/s/ Dr. Nissim Darvish
Chairperson of the Board of Directors

Dated: March 20, 2026

~~Meitar Draft - May 9, 2021March 2026~~

COMPENSATION POLICY

CHEMOMAB THERAPEUTICS LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on [_____], ~~2021~~2026)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Chemomab Therapeutics Ltd. (“Chemomab” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of Chemomab’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Chemomab’s value and otherwise assist Chemomab to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Chemomab’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Chemomab’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Chemomab’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Chemomab (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Chemomab’s objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to Chemomab’s success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling Chemomab’s core values as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1.	To closely align the interests of the Executive Officers with those of Chemomab’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Chemomab’s short and long-term goals and performance;

2.3.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation;

3.5.	Change of control provisions; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Chemomab’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.
The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5.	Inter-Company Compensation Ratio

5.1.
In the process of drafting this Policy, Chemomab’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Chemomab’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in Chemomab were examined and will continue to be examined by Chemomab from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Chemomab

B. Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows Chemomab to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to Chemomab’s ability to attract and retain highly skilled professionals, Chemomab will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in sectors that are as much as possible similar in their characteristics to Chemomab, the list of which shall be reviewed and approved by the Compensation Committee. To that end, Chemomab shall utilize comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Chemomab’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.
Chemomab shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Chemomab’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.
Chemomab shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Chemomab’s policies and procedures and to the practice in peer group companies.

7.2.
Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.
In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visit, etc.

7.4.
Chemomab may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Chemomab’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Chemomab’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account Chemomab’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Chemomab’s business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the fiscal year, or may modify payouts following the conclusion of the year.

8.3.
In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4.	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.
The performance objectives for the annual cash bonus of Chemomab’s Executive Officers, other than the chief executive officer (the “CEO”), may be approved by Chemomab’s CEO (in lieu of the Compensation Committee) and may be based on company, division/ departmental/business unit and individual objectives. Chemomab’s Chemomab’s Executive Officers, other than the CEO, on a discretionary basis.

9.2.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 100% of such Executive Officer’s annual base salary.

9.3.
The maximum annual cash bonus, including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 200% of such Executive Officer’s annual base salary.

CEO

9.4.
The annual cash bonus of Chemomab’s CEO will be mainly based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above. Such measurable performance objectives will be determined annually by Chemomab’s Compensation Committee (and, if required by law, by Chemomab’s Board) and will be based on company and personal objectives.

9.5.
The less significant part of the annual cash bonus granted to Chemomab’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6.	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed 100% of his or her annual base salary.

9.7.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed 200% of his or her annual base salary.

10.	Other Bonuses

10.1.
Special Bonus. Chemomab may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200% of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.
Signing Bonus. Chemomab may grant a newly recruited Executive Officer a signing bonus.  Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3.
Relocation/ Repatriation Bonus. Chemomab may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography, Any such bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, Chemomab shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in ~~the amount in which such compensation exceeded what would have been paid based on the financial statements, as restated, provided that a claim is made by Chemomab prior to the second anniversary following the filing of such restated financial statements~~accordance with the clawback policy adopted by the Company from time to time under the applicable stock exchange rules.

~~11.2.~~	~~Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:~~

~~11.2.1.~~	~~The financial restatement is required due to changes in the applicable financial reporting standards; or~~

~~11.2.2.~~	~~The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical, or not commercially or legally efficient.~~

~~11.3.~~11.2
Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for Chemomab’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Chemomab and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by Chemomab is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2-4 years, or based on performance. The exercise price of options shall be determined in accordance with Chemomab’s policies, the main terms of which shall be disclosed in the annual report of Chemomab

12.4.
All other terms of the equity awards shall be in accordance with Chemomab’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

13.2.
In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, such equity-based compensation will not exceed: (i) with respect to the CEO –5% of the share capital of the Company on a fully diluted basis on the date of grant, in the aggregate;  (ii) with respect to each of the other Executive Officers 2% of the share capital of the Company on a fully diluted basis (for initial grants following appointment) and 0.5% of the share capital of the Company on a fully diluted basis (for annual grants).

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Chemomab may provide an Executive Officer, on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to six (6) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.	Adjustment Period

Chemomab may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

Chemomab may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Chemomab may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Chemomab for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).  The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Each and every Director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.
Chemomab may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Chemomab all subject to applicable law and the Company’s articles of association.

20.2.	Chemomab will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.
The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s market valuation at the time of approval of the Insurance Policy by the Compensation Committee; and

20.2.2.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Chemomab’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Chemomab shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s market valuation at the time of approval by the Compensation Committee; and

20.3.2.
The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	Chemomab may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

20.4.1.
The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.
The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1.	Acceleration of vesting of outstanding options or other equity-based awards;

21.2.	Extension of the exercise period of equity-based grants for Chemomab’s Executive Officers for a period of up to one (1) year, following the date of termination of employment; ~~and~~

21.3.
Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy~~.~~; and

21.4.	A cash bonus not to exceed 200% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 250% in case of the CEO.

H. Board of Directors Compensation

22.
All Chemomab’s non-employee Board members may be entitled to an annual cash fee retainer of up to $50,000 (and up to $100,000 for the chairperson of Chemomab’s Board), an annual committee membership fee retainer of up to $7,500, and an annual committee chairperson cash fee retainer of up to $15,000 (it is being clarified that the payment for the chairperson would be in lieu of (and not in addition) to the payments referenced above for committee membership.

23.
The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

24.
Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximum amount allowed under Section 22.

25.
Each non-employee member of Chemomab’s Board (other than the chairperson of Chemomab’s Board) may be granted equity-based compensation not to exceed, per annum, 0.4% of the share capital of the Company on a fully diluted basis at the time of the grant. The chairperson of Chemomab’s Board may be granted equity-based compensation not to exceed, per annum, 1.0% of the share capital of the Company on a fully diluted basis at the time of the grant.

26.
All other terms of the equity awards shall be in accordance with Chemomab’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

27.	In addition, members of Chemomab’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

28.	The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

29.
Nothing in this Policy shall be deemed to grant to any of Chemomab’s Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Chemomab to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between Chemomab and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

30.
An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

31.
In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Chemomab may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Chemomab and none of the provisions thereof are intended to provide any rights or remedies to any person other than Chemomab.